

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2016

<u>Via E-mail</u>
Takaaki Matsuoka
Chief Executive Officer
Stemcell Holdings, Inc.
c/o Omotesando Helene Clinic
3-18-17-6F, Minamiaoyama
Minato-ku, Tokyo, 107-0062

    Re: **Stemcell Holdings, Inc.**
              Form 10-12G
              Filed February 12, 2016
              File No. 000-55583

Dear Mr. Matsuoka:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                          Sincerely,

                          /s/ Tom Kluck

                          Tom Kluck
                          Legal Branch Chief, Office of Real
                          Estate and Commodities

Cc: V Financial Group, LLC
        tom@vfinancialgroup.com